SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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☒ Definitive Proxy Statement
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TRW INC.
(Name of Registrant as Specified in its Charter)

TRW INC.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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**NOTICE OF
2001 ANNUAL MEETING
OF SHAREHOLDERS
AND PROXY STATEMENT**

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

TABLE OF CONTENTS

TRW INC.

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of TRW Inc. will be held at the Company's executive offices located at 1900 Richmond Road, Lyndhurst, Ohio, on Wednesday, April 25, 2001, at 8:30 a.m., to vote on the following:

(1) election of three Directors: Michael H. Armacost, George H. Heilmeier and John D. Ong, each for a term of three years ending in the year 2004;

(2) ratification of the Directors' appointment of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2001; and

(3) any other business properly brought before the meeting.

The shareholders of record at the close of business on February 9, 2001 will be entitled to vote.

William. B. Lawrence

William B. Lawrence
Secretary

March 21, 2001

Your vote is important. If you do not expect to attend the annual meeting of shareholders, or if you do plan to attend but wish to vote by proxy, please mark, date, sign and return promptly the enclosed proxy card in the envelope provided or vote electronically via the Internet or by telephone.

If your shares are not registered in your own name and you would like to attend the meeting, please bring evidence of your share ownership with you to the meeting. You should be able to obtain evidence of your share ownership from the broker, trustee, bank or other nominee that holds the shares on your behalf.

QUESTIONS AND ANSWERS

Who Can Vote?

Record holders of TRW Common Stock and Serial Preference Stock II (Series 1 and 3) as of the close of business on February 9, 2001 are entitled to vote at the meeting. On that date, 124,394,977 shares of TRW Common Stock, 31,710 shares of Serial Preference Stock II (Series 1), and 59,216 shares of Serial Preference Stock II (Series 3) were outstanding.

What is Being Voted On?

- Election of three Directors for terms ending in the year 2004.

- Ratification of the Directors' appointment of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2001.

How Do I Vote?

- *You may vote by mail.* If you properly complete and sign the accompanying proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions.

- *You may vote by telephone.* You may vote by telephone by following the instructions included on the proxy card. If you vote by telephone, you do not have to mail in your proxy card.

- *You may vote on the Internet.* You may vote on the Internet by following the instructions included on the proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

- *You may vote in person at the meeting.* Registered shareholders and beneficial owners of shares held in ''street name'' may vote in person at the meeting. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, the Company will pass out written ballots to any shareholder who wishes to vote in person at the meeting. Beneficial owners of shares held in ''street name'' who wish to vote at the meeting will need to obtain a legal proxy from the institution that holds their shares.

If you do not specify on your proxy card (or when giving your proxy by telephone or over the Internet) how you want to vote your shares, your shares will be voted ''for'' the election of the three nominees for election and ''for'' the ratification of the appointment of Ernst & Young LLP.

May I Change My Vote?

You may change your vote after you send in your proxy card in any one of the following ways:

- by sending a written notice to the Company stating that you want to revoke your proxy;

- by submitting another proxy by telephone, over the Internet or by mail that has a later date than the previously submitted proxy and, if by mail, that is properly signed; or

- by voting in person at the annual meeting.

Is My Vote Confidential?

The Company's policy on confidential voting provides that no proxy, ballot or voting tabulation that identifies the particular vote of a shareholder will be disclosed to Directors or officers of the Company except (a) as necessary to meet legal requirements, (b) to permit the inspectors of

2

election to certify the results of the vote, or (c) in a contested proxy election. The policy also provides for confidential treatment of shareholder comments and for an independent inspector of elections to certify the vote and confirm the integrity of the voting process.

Who Is Soliciting Proxies?

The enclosed proxy is being solicited by the Directors of the Company, and the Company will pay the cost of the solicitation.

The Company has retained Georgeson & Company Inc. to aid in the solicitation of proxies. The anticipated cost of their services is $12,000, plus disbursements. Solicitations may be made by personal interview, mail, telephone, telegram, facsimile, electronic mail and other electronic means. It is anticipated that the solicitations will consist primarily of requests to brokerage houses, custodians, nominees and fiduciaries to forward the soliciting material to the beneficial owners of shares held of record by those persons. In addition, certain officers and other employees of the Company may, by telephone, letter, personal interview, facsimile, electronic mail, telegram or other electronic means, request the return of proxies.

When Are Shareholder Proposals Due for the Next Annual Meeting?

In order to be eligible to be included in the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders, shareholder proposals must be received by the Company no later than November 16, 2001. Proposals must be submitted in writing and sent to the Secretary of the Company at TRW Inc., 1900 Richmond Road, Cleveland, Ohio 44124.

A shareholder who intends to present a proposal at the Company's annual meeting in 2002, other than pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must provide the Company notice of their intention no later than January 30, 2002, or management of the Company will have discretionary voting authority at the 2002 annual meeting with respect to any such proposal without any advice on the nature of the matter in the Company's proxy statement.

PROPOSAL 1: ELECTION OF DIRECTORS

Nominees for election this year are Michael H. Armacost, George H. Heilmeier and John D. Ong. (See below for biographical information on the nominees.) Each of the nominees currently serves as a Director, and each has agreed to stand for re-election.

If any of the nominees is unable to stand for election, the Board may designate a substitute. Shares represented by proxies may be voted for the substitute but will not be voted for more than three nominees. The three nominees receiving the greatest number of votes will be elected.

Your Board recommends a vote FOR these nominees. Shares represented by proxy will be voted FOR the nominees unless you specify otherwise on your proxy card.

BOARD OF DIRECTORS

The Company's Regulations fix the number of Directors at a range between 12 and 18. Currently, there are 12 Directors. Richard W. Pogue who currently is a Director of the Company, will retire as of the date of this annual meeting. A nominee is not being named to replace Mr. Pogue, as the Directors currently are in discussions with several candidates.

Set forth below is biographical information on the three nominees for election, the other continuing Directors with unexpired terms of office and the Director who will retire as of the date of this annual meeting.

NOMINEES FOR ELECTION

Michael H. Armacost



Age:	63
Term:	Expires in 2001; Director since 1993
Recent Business Experience:	Mr. Armacost has been President of the Brookings Institution since October 1995. He served as a distinguished fellow and visiting professor at the Asia/Pacific Research Center of Stanford University from 1993 to 1995. Mr. Armacost was U.S. Ambassador to Japan from 1989 to 1993.
Other Directorships:	AFLAC Incorporated and Applied Materials, Inc.

George H. Heilmeier



Age:	64
Term:	Expires in 2001; Director since 1992
Recent Business Experience:	Chairman Emeritus of Telcordia Technologies (formerly known as Bell Communications Research, or Bellcore) since November 1997. Dr. Heilmeier served as Chairman and Chief Executive Officer of Bellcore from January to November 1997. He also served as President and Chief Executive Officer of Bellcore from 1991 through 1996.
Other Directorships:	Automatic Data Processing, Inc., Compaq Computer Corporation and TeleTech Holdings, Inc.

NOMINEES FOR ELECTION

John D. Ong



Age:	67
Term:	Expires in 2001; Director since 1995
Recent Business Experience:	Mr. Ong has been Chairman Emeritus of The BFGoodrich Company since 1997. He served as Chairman of BFGoodrich from 1979 to 1997. He was also Chief Executive Officer of BFGoodrich from July 1979 through 1996.
Other Directorships:	Cooper Industries, Inc. and Marsh & McLennan Companies, Inc.

CONTINUING DIRECTORS

David M. Cote



Age:	48
Term:	Expires in 2003; Director since 1999
Recent Business Experience:	Mr. Cote has been President and Chief Executive Officer of TRW since February 2001. From November 1999 to February 2001, he served as President and Chief Operating Officer of TRW. Mr. Cote was Senior Vice President of General Electric Company and President and Chief Executive Officer of GE Appliances from June 1996 through November 1999. He was Vice President and General Manager of the GE Silicones business of General Electric Company from January 1994 until June 1996.

Martin Feldstein



Age:	61
Term:	Expires in 2002; Director from 1981 to 1982 and since 1984
Recent Business Experience:	Dr. Feldstein has been Professor of Economics at Harvard University since 1967. He also is President and Chief Executive Officer of the National Bureau of Economic Research, a position he held from 1977 to 1982 and from July 1984 until the present. He was elected a Director of the Company in 1981, resigned his position upon joining the government in August 1982 and was again elected a Director of the Company in July 1984.
Other Directorships:	American International Group, Inc. and HCA-The Healthcare Company

CONTINUING DIRECTORS

Robert M. Gates



Age:	57
Term:	Expires in 2002; Director since 1994
Recent Business Experience:	Dr. Gates has been Dean of the George Bush School of Government and Public Service, Texas A&M University since September 1999. He has been a consultant to Placer Dome Inc. since 1995 and a senior advisor to The Mitchell Group since 1993. From 1991 to 1993, Dr. Gates served as Director of Central Intelligence for the United States.
Other Directorships:	NACCO Industries, Inc. Dr. Gates also is a trustee of The Fidelity Funds.

Joseph T. Gorman



Age:	63
Term:	Expires in 2003; Director since 1984
Recent Business Experience:	Mr. Gorman has been Chairman of the Board of TRW since 1988 and served as Chief Executive Officer from December 1988 until February 2001.
Other Directorships:	ALCOA Inc., Imperial Chemical Industries plc, National City Corporation and The Procter & Gamble Company

Clive R. Hollick



Age:	55
Term:	Expires in 2002; Director since 2000
Recent Business Experience:	Lord Hollick has been Chief Executive of United Business Media plc since 1996. He was Group Managing Director of MAI plc from 1974 to 1996.
Other Directorships:	United Business Media plc

Karen N. Horn



Age:	57
Term:	Expires in 2003; Director since 1990
Recent Business Experience:	Mrs. Horn has been Managing Director of Marsh Inc. and President, Marsh Private Client Services International since August 2000. From November 1999 to August 2000, Mrs. Horn was Managing Director, Marsh Private Client Services International. She served as Senior Managing Director and Head of International Private Banking of Bankers Trust New York Corporation from 1996 through March 1999. Mrs. Horn was Chairman of Bank One, Cleveland, N.A. from 1987 to 1996 and also served as Chief Executive Officer of Bank One from 1987 to 1995.
Other Directorships:	Eli Lilly and Company

CONTINUING DIRECTORS

David Baker Lewis



Age:	56
Term:	Expires in 2002; Director since 1995
Recent Business Experience:	Mr. Lewis has been Chairman of the Board of Lewis & Munday, a Detroit law firm, since 1982.
Other Directorships:	Comerica Incorporated

Lynn M. Martin



Age:	61
Term:	Expires in 2003; Director since 1995
Recent Business Experience:	Ms. Martin has chaired Deloitte & Touche's Council on the Advancement of Women and has served as an advisor to the firm since 1993. She also has held the Davee Chair at the J. L. Kellogg Graduate School of Management, Northwestern University, since 1993. Ms. Martin served as U.S. Secretary of Labor from 1991 to 1993.
Other Directorships:	SBC Communications Inc., ten Dreyfus mutual funds, Harcourt General, Inc., The Procter & Gamble Company and Ryder System, Inc.

RETIRING DIRECTOR

Richard W. Pogue



Age:	72
Term:	Expires in 2001; Director since 1994
Recent Business Experience:	Mr. Pogue has served as senior advisor to Dix & Eaton, a public relations firm since 1994. He was managing partner at the law firm of Jones, Day, Reavis & Pogue from 1984 to 1992.
Other Directorships:	Continental Airlines, Inc. and The IT Group, Inc.

DIRECTOR COMMITTEES AND MEETINGS

Audit Committee

Members:	Robert M. Gates (Chair), Michael H. Armacost, Karen N. Horn and John D. Ong
Number of 2000 Meetings:	Seven
Principal Responsibilities:	• recommend to the Directors the appointment of independent auditors, subject to shareholder ratification
	• assist the Directors in their reasonable oversight of the Company's financial reporting processes, internal and independent audit activities and system of internal controls
	• review and discuss the audits conducted by both the independent auditors and the Company's internal auditors
	• review the Company's financial statements as certified by the independent auditors

Compensation Committee

Members:	John D. Ong (Chair), Martin Feldstein, Karen N. Horn and David B. Lewis
Number of 2000 Meetings:	Three
Principal Responsibilities:	• determine the compensation of the Company's executive officers
	• approve compensation and benefit plans that do not generally apply to all salaried employees and that involve the Company's executive officers
	• approve compensation arrangements with Directors who are not employees of the Company

Executive Committee

Members:	Joseph T. Gorman (Chair), David M. Cote and John D. Ong; Richard W. Pogue, alternate
Number of 2000 Meetings:	None
Principal Responsibilities:	• approve matters that require immediate action during the intervals between Directors' meetings
	• has all the authority of the Directors, other than the authority to fill vacancies among the Directors or in any committee of the Directors

DIRECTOR COMMITTEES AND MEETINGS

Nominating Committee

Members:	Karen N. Horn (Chair), George H. Heilmeier, Clive R. Hollick, Lynn M. Martin and Richard W. Pogue
Number of 2000 Meetings:	Three
Principal Responsibilities:	• establish the criteria for selection of nominees for Directors of the Company
	• evaluate all candidates for Director submitted by interested persons, including Directors and shareholders of the Company
	• seek out possible candidates for Director and aid in attracting highly qualified candidates
	The name of any recommended candidate for Director, together with a brief biographical sketch, should be sent to the attention of the Secretary of the Company. A document indicating the candidate's willingness to serve, if elected, should also accompany the recommendation.

Public Policy and Corporate Governance Committee

Members:	George H. Heilmeier (Chair), Robert M. Gates, Lynn M. Martin and Richard W. Pogue
Number of 2000 Meetings:	Two
Principal Responsibilities:	• review, identify and make recommendations on Company policies and programs regarding the Company's relationships with its employees, customers, suppliers, competitors, shareholders, governments at all levels, local communities and the general public

Retirement Funding Committee

Members:	Martin Feldstein (Chair), Michael H. Armacost, Clive R. Hollick and David B. Lewis
Number of 2000 Meetings:	Two
Principal Responsibilities:	• review the Company's activities with respect to funding policies for, and the administration and operation of, the Company's various employee benefit plans
	• review the performance of investment managers and trustees for those plans

Your Directors met nine times during 2000. Each Director attended 75 percent or more of the total number of meetings of Directors and meetings of committees on which he or she served.

DIRECTOR COMPENSATION

General. An officer of the Company who also serves as a Director does not receive any additional compensation for serving as a Director or as a member or chair of a committee.

Director Compensation Principles. Compensation of TRW's Directors is based on the following principles:

- that a significant portion of Director compensation should be aligned with creating and sustaining shareholder value;

- that Directors should hold a significant number of shares of TRW Common Stock; and

- that total compensation should be structured to attract and retain a diverse and truly superior Board of Directors.

The current compensation package for non-employee Directors is comprised of the following components:

- a base annual retainer of $80,000, 50 percent of which is automatically deferred in shares of TRW Common Stock;

- an additional annual chair retainer of $7,000 for chairs of the Audit and the Compensation Committees;

- an additional annual chair retainer of $5,000 for chairs of any other committees; and

- an annual stock option grant to purchase 2,500 shares of TRW Common Stock, with an exercise price equal to the fair market value of TRW Common Stock on the date of the grant.

Payment of the automatic deferral portion of a Director's retainer will not be made until the Director ceases to serve as a Director.

Certain Relationships. Since January 1, 1998, George H. Heilmeier has served as a consultant and adviser to the Company, providing advice regarding the Company's telecommunications initiative, acquisitions, new products and strategy. Dr. Heilmeier's consulting arrangement with the Company expires December 31, 2001. Under the agreement, the Company pays Dr. Heilmeier an annual fee of $210,000 in monthly installments.

CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors first adopted a formal set of Corporate Governance Principles and Practices in 1994. In February 2001, the Board of Directors adopted an updated and revised set of Corporate Governance Principles and Practices, which read as follows:

The Directors of TRW play the central role in the corporate governance of TRW. Their principal responsibility is to exercise governance as representatives of TRW shareholders so as to promote the long-term successful performance of TRW. The Directors have established the following Principles and Practices, which they intend to review and reserve the right to change from time to time, to provide guidance in fulfilling their responsibilities.

Role of the Directors

The Directors serve as representatives and act on behalf of all the shareholders of TRW. In representing TRW shareholders, the Directors' primary functions are to:

- Ensure the highest standards of legal and ethical conduct;

- Review, and where appropriate, approve and evaluate, the performance of TRW against broad financial objectives, major strategies and plans;

- Select, evaluate and compensate the chief executive officer and other senior officers and review management succession planning;

- Oversee management to ensure that the assets of TRW are safeguarded through the maintenance of appropriate accounting, financial and other controls;

- Provide advice and counsel to senior management; and

- Evaluate the overall effectiveness of the Board of Directors, as well as evaluate, select and recommend an appropriate slate of candidates for election as Directors.

Membership of the Board

Recognizing that the contribution of the Directors depends not only on the character and capacities of the Directors taken individually but also on their collective strengths, the Nominating Committee of the Directors seek candidates that bring experience and judgment to TRW and otherwise aid in attracting highly qualified candidates as Directors.

Board Composition. A substantial majority of the Board shall be composed of independent Directors. The Board defines an ''independent director'' as any Director who is not a current or former member of management and is free from any relationship that in the judgment of the Board would interfere with independent judgment. The Nominating Committee considers from time to time whether any relationships exist between individual Directors and the Company, including any payments made to Directors by the Company for services other than as a Director, that would interfere with independent judgment.

Board Leadership. The Board shall be responsible for the selection of the Chairman of the Board and the Chief Executive Officer. The Board shall be free to determine in its discretion whether the Chief Executive Officer shall also serve as the Chairman of the Board. At any time, as needed, any Director may request that the Chairman of the Compensation Committee convene and chair a meeting of the independent Directors.

Selection of Directors. The benefit to shareholders of having independent Directors is derived from the Directors' ability, judgment, objectivity and diverse experience and background. In considering possible candidates for election as an outside Director, the Nominating Committee and other Directors shall be guided in general by the composition guidelines established above and in particular by the following:

- Each Director must be of the highest character and integrity and have an inquiring mind, experience at a strategy/policy setting level and the ability to work well with others.

- Each Director must have sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a Director.

- Each Director must be free from any significant conflict of interest that would interfere with his or her independent judgment and proper performance of responsibilities as a Director; this would exclude officers or directors of the Company's competitors, major customers, suppliers, contractors, or advisors and representatives of constituent groups or organizations.

Board Orientation. A thorough understanding of the Company's business is required to enable a Director to make a substantial contribution to the Board. Accordingly, all new Directors shall participate in an orientation program developed by the Company after their election to the Board.

Continuation of Service.

- Annually, the Nominating Committee shall evaluate and consider all factors, including individual performance of the Directors whose terms are set to expire, to determine whether the Directors should be requested to stand for re-election and continue service on the Board.

- Management Directors are expected to retire as Directors at the same time that their active service with the Company terminates. At the discretion of the Board, a retiring Chief Executive Officer may remain on the Board for up to three years following the date of termination of employment as Chief Executive Officer or after reaching age 68, whichever is earlier, and retire as of the date of the regular annual meeting first occurring thereafter. All other Directors are required to retire from the Board as of the date of the annual meeting of shareholders following their 72nd birthday.

- Individual Directors who change the principal position which they held when initially elected to the Board are expected to volunteer to resign from the Board as of the time of the change in position. The Board does not believe that a Director in this circumstance should necessarily be required to leave the Board. Rather, the Board believes that the Nominating Committee should have an opportunity to assess each situation based on the individual circumstances and make a recommendation to the Board.

Committees of the Board

The purpose of Committees is to help the Directors effectively and efficiently fulfill their responsibilities. The Board has established the following six standing Committees whose members are appointed by the Board: the Audit Committee, the Compensation Committee, the Nominating Committee, the Public Policy and Corporate Governance Committee, the Retirement Funding Committee, and the Executive Committee. Membership of each Committee, other than the Executive Committee, will be composed solely of independent Directors, and each shall have not less than three members. The Board shall review and adopt a charter for each Committee on an annual basis. In addition, the Board shall consider regularly rotating the Chairmanship of each Committee of the Board.

Meetings of the Board

Agenda. The Chairman of the Board, in consultation with the Directors, the Secretary of the Company and members of management, establishes the agenda for each meeting of the Directors. Each Director shall be free to suggest the inclusion of items on the agenda.

Advance Distribution of Board Materials. Information and materials shall be distributed in advance of the Directors' meetings where important to the Directors' understanding or to facilitate discussion.

Executive Session of Directors. The independent Directors of the Board meet at least once each year in Executive Session to evaluate the performance of the Chief Executive Officer. The Chairman of the Compensation Committee of the Board or other Director selected by the independent Directors chairs these meetings, and any other Executive Sessions which may be held at any other time at the request of any Director.

Director Attendance. Absent unusual circumstances, each Director is expected to attend all Board meetings and all meetings of the Committee(s) of which the Director is a member.

Board Access to Senior Management. At all times, Directors have open access to the Company's senior management. Members of the Company's management are invited to attend and participate in Directors' meetings from time to time to brief the Board and the Committees on particular topics. The Board encourages senior management to bring managers into Board or Committee meetings and other scheduled events who can provide additional insight into matters being considered and/or whom senior management believes have future growth potential with the Company and should be given exposure to the members of the Board.

Visits to Key Company Locations. The Directors shall endeavor to meet at key Company locations from time to time to conduct in-depth reviews of a segment of the Company's operations, and shall endeavor to meet at a Company location other than corporate headquarters within or without the United States at least once every two years.

Leadership Development

Evaluation of the Chief Executive Officer. The Directors shall conduct an annual evaluation of the performance of the Chief Executive Officer against criteria established by the Directors. This evaluation shall be shared with the Chief Executive Officer.

Assessing Board Performance. The Directors shall conduct an assessment of the Board's performance at least every two (2) years.

Management Development and Succession Planning. The Chief Executive Officer shall make an annual report to an Executive Session of the Directors on management development and succession planning.

Other Matters

Board Compensation. Each Director is required to have an equity ownership in the Company. Toward that end, each non-employee Director is paid at least half of their annual fees for service as a Director in shares of TRW Common Stock. Normally, Directors are not compensated separately for their attendance at Board or Committee meetings.

Review of Strategic Plans. The Directors shall review and evaluate at least annually the long-term strategic and business plans of the Company.

Confidential Voting. The Board has adopted a policy on confidential voting. No proxy, ballot or voting tabulation that identifies the particular vote of a shareholder will be disclosed to the Directors or officers of the Company except (i) as necessary to meet applicable legal requirements, (ii) to permit inspectors of election to certify the results of the vote or (iii) in a contested proxy election. The policy also provides for confidential treatment of shareholder comments and for an independent inspector of elections to certify the vote and confirm the integrity of the voting process.

Relationships with Shareholders

• Shareholders who desire to communicate with the Directors are encouraged to do so by writing to the Secretary of the Company. The Secretary shall assure that the correspondence is directed to the appropriate Director(s).

• Shareholders are encouraged to submit to the Nominating Committee recommendations for candidates for Directors. Shareholders who wish to submit recommendations can do so by writing to the Secretary of the Company, including a brief biographical profile of the individual and indicating his or her willingness to serve, if elected. The Nominating Committee shall consider all candidates submitted by interested persons, including Directors and shareholders of the Company.

MANAGEMENT OWNERSHIP OF SHARES

The following table shows share ownership for the Directors and executive officers as of the close of business on March 1, 2001. Unless there is a footnote to the contrary, sole voting and investment power in the shares owned are held either by the named individual alone or by the named individual and his or her spouse.

Name	Number of Shares of TRW Common Stock			Percent of Shares Outstanding
	Shares Beneficially Owned(1)	Exercisable Options(2)	Deferred Share Units(3)	
M. H. Armacost	5,221	7,000	1,712	*
D. M. Cote	440,395(4)	199,999	27,513	*
M. Feldstein	5,899	5,500	0	*
R. M. Gates	4,358	7,000	0	*
J. T. Gorman	269,435	1,353,332	0	1.3%
G. H. Heilmeier	6,680	7,000	0	*
C. R. Hollick	975	2,500	0	*
K. N. Horn	5,621	7,000(5)	0	*
H. V. Knicely	22,956	181,999	0	*
D. B. Lewis	4,376	7,000	0	*
L. M. Martin	5,121	7,000	1,426	*
P. A. Odeen	10,524	108,333	2,751	*
J. D. Ong	3,821	7,000	0	*
J. C. Plant	26,000	36,666	0	*
R. W. Pogue	9,088	7,000	0	*
All Directors and executive officers as a group	1,047,077	2,865,724	106,875	3.2%

* Less than 1 percent.

(1) Includes shares of TRW Common Stock held in The TRW Employee Stock Ownership and Savings Plan, shares of TRW Common Stock that have been automatically deferred under the deferred compensation plan for non-employee directors and shares of restricted stock awarded to certain executive officers.

(2) As required by the Securities and Exchange Commission, this column shows the number of shares that may be acquired within 60 days of March 1, 2001, upon exercise of stock options.

(3) This column shows phantom units of TRW Common Stock that have been credited under deferred compensation plans and certain other nonqualified benefit plans.

(4) This figure does not include 250,000 restricted stock units awarded to Mr. Cote in connection with his election as Chief Executive Officer of the Company. Until the restricted stock units vest on February 1, 2006, Mr. Cote will have neither voting rights nor dispositive power over the shares of TRW Common Stock that will be issued upon vesting.

(5) This figure includes an option for 1,500 shares, which Mrs. Horn has transferred to her child.

COMPENSATION OF EXECUTIVE OFFICERS

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Principles

The Compensation Committee of the Board consists entirely of non-employee Directors. The Committee determines the compensation for all executive officers of the Company, based on the Company's executive compensation philosophy. This philosophy has five primary principles:

- to link executive compensation to the creation of sustainable increases in shareholder value;

- to provide compensation rewards contingent upon performance;

- to differentiate compensation based on individual executive contribution;

- to promote teamwork among executives and other Company employees; and

- to encourage the retention of a strong management team.

Factors Considered in Determining Compensation

For 2000, the Compensation Committee determined an appropriate compensation package for each executive officer, based on his responsibilities, duties, performance, experience and market pay practices. The Compensation Committee annually reviews comparable company data in order to establish general guidelines for executive compensation. For 2000, the annual compensation of executive officers who manage business operations was compared to that of executives at other corporations in similar industries. The annual compensation of the Chief Executive Officer, the President and Chief Operating Officer and corporate staff Executive Vice Presidents was compared to compensation data of a multi-industry group. Long-term compensation for all executives was also compared to long-term compensation data of a multi-industry group. The multi-industry groups are comprised of corporations most likely to compete with the Company for services of executive officers and are not limited to any particular manufacturing business. The comparable compensation data was compiled by independent compensation consultants. The Compensation Committee formulated general compensation guidelines by targeting the salary and yearly performance bonus of each executive officer at the 50-60th percentile of the comparable data and the long-term compensation at the 50-65th percentile of the comparable data.

The Compensation Committee also considered the tax deductibility of compensation paid to executive officers. Section 162(m) of the Internal Revenue Code generally provides that annual compensation in excess of $1 million paid by a public company to certain executive officers is not deductible for federal tax purposes. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. At the 2000 Annual Meeting of Shareholders, the Company sought and obtained the shareholder approval required for awards under the 2000 Long-Term Incentive Plan to be eligible for deductibility under Section 162(m). The Compensation Committee intends to preserve the deductibility of compensation and benefits to the extent practicable and to the extent consistent with its other compensation objectives.

16

Annual Compensation

Annual Salary. For 2000, the Compensation Committee determined the annual salary of each executive officer based on that officer's level of duties and responsibilities, experience and prior performance, and comparable company data. The Compensation Committee reviews the salary of each executive officer annually and increases it when warranted by the executive's performance, the financial performance of the Company and/or competitive compensation practices of comparable companies.

Yearly Performance Bonus. Each year the Compensation Committee reviews financial and strategic goals for the Company as a whole and for the individual business units. These goals are the basis for the yearly performance bonuses awarded to executive officers. In determining the amount of the yearly performance bonuses, generally an 80 percent weighting is attributed to financial goals and a 20 percent weighting is attributed to strategic goals.

The yearly performance bonus of each corporate staff executive officer is based on the performance of the Company against the Company's goals. The yearly performance bonus of each business unit executive officer is based primarily on the performance of the officer's unit within the Company against that unit's goals and in part on the overall performance of the Company against the Company's goals. The Compensation Committee approves the yearly performance bonus awarded to each executive officer in accordance with these goals.

The financial goals for 2000 bonuses included: (a) profit targets; (b) operating cash flow targets; (c) in the case of the Company's automotive businesses, land dispositions and acquisitions; and (d) in the case of the Company's aerospace and information systems businesses, specific sales awards and sales targets. The strategic goals for 2000 bonuses varied for the Company as a whole and each business unit individually, but included, among other things, (a) continuing to implement the planned deleveraging strategy; (b) improving the internal employee environment: leadership, integration and best practices; (c) providing the highest value to customers: cost, schedule and quality; (d) continuing to show measurable improvement in health, safety and environmental performance; (e) fostering and exploiting technological innovation; (f) successfully addressing e-business opportunities and challenges; (g) executing the automotive improvement plan; (h) exploiting growth opportunities in the aerospace and information systems businesses; and (i) continuing to successfully implement the LucasVarity integration plan.

The Company did not achieve its profit goal; however, it significantly exceeded maximum performance set by the cash flow goal. The cash flow performance was achieved, in part, because of execution on the automotive improvement plan, which included cost reductions and working capital improvements. The cash flow performance allowed for considerable progress on the Company's deleveraging strategy. This performance was achieved in spite of sudden and dramatic cuts to North American automotive production schedules and the strength of the U.S. dollar, which adversely affected the profitability of the Company's automotive operations in Europe.

Finally, in addition to evaluating the performance of the Company and each business unit against the established financial and strategic goals described above, the following qualitative factors, while not assigned a specific weighting, are taken into consideration: (a) legal and ethical conduct; (b) diversity; and (c) the Chief Executive Officer's assessment of the quality of the Company's or the relevant business unit's performance against goals.

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As indicated above, compliance with the Company's legal and ethical conduct policy is a consideration in evaluating performance. Under the policy, each and every employee of the Company has a duty to comply fully with all laws governing the Company's operations and to conduct his or her affairs according to the very highest legal and ethical standards. Moreover, the Company's managers are responsible for ensuring that employees comply with this policy. The spirit of the Company's legal and ethical conduct policy requires that the Company and its employees maintain the highest standards of integrity in all interactions with shareholders, employees, customers, suppliers, local communities, governments at all levels and the general public.

Long-Term Compensation

Long-term compensation, designed to link shareholder and executive interests, forms a significant component of the total executive compensation package. On average, target long-term compensation, including strategic incentive grants, represents 60 percent of each executive officer's total target compensation. The Compensation Committee awarded stock options, restricted stock and strategic incentive grants to individual executive officers in 2000 based on (a) long-term compensation data from comparable companies, and (b) its evaluation of each executive officer's anticipated contribution to the Company, and his responsibilities, duties, performance and experience.

Stock Option and Restricted Stock Grants. In order to focus employees on the long-term performance of the Company, the Company has long maintained stock option plans for certain managerial and professional employees, including all executive officers. In 2000, the Company granted stock options to 1,903 employees. The options granted to employees during 2000 were, on average, larger than grants in previous years as the Company does not intend to award stock options in connection with its 2001 annual compensation review. All employee options generally become exercisable at a rate of one-third per year for each full year of continuous employment with the Company after the date of grant. The plans under which the stock options were granted require that options have an exercise price of not less than the fair market value of TRW Common Stock on the date of grant.

In 2000, the Company granted restricted stock to certain executive officers in an effort to retain talent critical to the Company's success. The restricted stock grants to executive officers generally vest in two installments, with the restrictions on 40 percent of the shares lapsing after four years and the restrictions on the remaining 60 percent of the shares lapsing on the recipient's 60th or 62nd birthday, depending on his country of residence. The restricted stock grant to David M. Cote was awarded in connection with Mr. Cote's employment agreement with the Company and is described on page 29 of this proxy statement under the heading ''Other Compensation Arrangements.''

Strategic Incentive Grants. The Company has made strategic incentive grants to executive officers under the 1997 TRW Long-Term Incentive Plan. The awards consist of performance units pursuant to which the grantees are entitled to receive the cash equivalent value of shares of TRW Common Stock in the event that certain return-on-sales, organic sales and acquisition sales levels are achieved for each of the three years from 1998 through 2000. Although these grants extend over a three-year period, a percentage of the total grant awarded may be paid out annually based on actual performance compared to the goals set for the executive officer's business unit and/or the Company as a whole. The goals for the strategic incentive grants were set to require increased performance over successive years of the plan.

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The Compensation Committee believes that strategic incentive grants promote a long-term focus on the profitability of the Company. However, in accordance with the regulations of the Securities and Exchange Commission, the payout in any given year is deemed an annual payment and is consequently disclosed under the "Bonus" column of the Summary Compensation Table.

Stock Ownership Guidelines

The Company's stock ownership guidelines for senior executives reinforce the relationship of individual rewards to the long-term performance of the Company and are designed to ensure clear alignment of the executives' interests with those of shareholders. Senior executives are expected to hold a number of shares with a value equal to certain multiples of their annual salary, ranging from one-and-one-half times annual salary to six times annual salary for the Chief Executive Officer. Senior executives are generally expected to hold shares at the guideline level within five years of becoming a participant in the program.

Compensation of Joseph T. Gorman, Chairman of the Board and Chief Executive Officer

Mr. Gorman served as Chairman of the Board and Chief Executive Officer of the Company until his resignation as Chief Executive Officer on February 1, 2001. The Compensation Committee determined Mr. Gorman's annual and long-term compensation for 2000 on the basis of comparable company information and:

- the financial performance of the Company;
- Mr. Gorman's performance as Chairman and CEO;
- Mr. Gorman's importance to the Company; and
- Mr. Gorman's implementation of the Company's strategic goals.

While the Compensation Committee considered all these factors, no specific weight was assigned to any particular factor, and Mr. Gorman's total compensation was not established pursuant to a fixed formula. The Compensation Committee maintained a high proportion of Mr. Gorman's compensation as being "at-risk" compensation. Approximately 80 percent of Mr. Gorman's target compensation was not firmly fixed until after the Compensation Committee reviewed and evaluated his performance for the year.

Annual Salary. The Compensation Committee set Mr. Gorman's salary for 2000 at the rate of $1,380,000, a 15 percent increase over his 1999 salary. This increase was larger than normal due, in part, to the acquisition of LucasVarity, which increased the size of the Company by approximately $7 billion and, in part, to Mr. Gorman's performance as Chairman and CEO. The increase in Mr. Gorman's salary placed his salary at approximately the 50th percentile of the salary market data for CEOs of companies of similar size in the multi-industry group.

Yearly Performance Bonus. The Compensation Committee established Mr. Gorman's target yearly performance bonus for 2000 at 90 percent of his salary. The target yearly performance bonus was set at 90 percent to reflect current market practice for CEOs of comparable companies. For 2000, the Compensation Committee awarded Mr. Gorman a performance bonus of $1,462,800, which is approximately 106 percent of his 2000 salary. The amount is less than the $1,867,200 paid in 1999, reflecting, in part, the relative fall off in profit on a year-to-year basis.

Mr. Gorman's 2000 yearly performance bonus was based on the performance of the Company against the goals described above under "Annual Compensation; Yearly Performance Bonus." The Compensation Committee reviewed and evaluated these factors in establishing general guidelines for the amount of Mr. Gorman's 2000 yearly performance bonus.

Stock Option and Strategic Incentive Grants. The Company awarded Mr. Gorman an option to purchase 500,000 shares of TRW Common Stock in 2000. This grant was significantly larger than prior year grants as the Compensation Committee does not intend to award Mr. Gorman stock options in 2001. Mr. Gorman's 1998 strategic incentive grant was structured as a three-year grant with target payout of 54,550 performance units of TRW Common Stock over the three-year term. Each performance unit is the cash value equivalent of one share of TRW Common Stock. Mr. Gorman's 2000 strategic incentive payout was tied by formula to the Company's 2000 performance compared to the established goals, as described above under ''Long-Term Compensation; Strategic Incentive Grants.''

BY: THE TRW INC. COMPENSATION COMMITTEE

John D. Ong, Chair   Karen N. Horn
Martin Feldstein   David Baker Lewis

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The chart below compares the five-year cumulative total return, assuming the reinvestment of dividends, on TRW Common Stock with that of the S&P 500 Index and a peer industry group. This graph assumes $100 was invested on December 31, 1995 in each of TRW Common Stock, the S&P 500 companies and a peer group of companies. The peer group is composed of an Automotive group, represented by the Dow Jones Auto Parts and Equipment (excluding Tire and Rubber) Index and an Aerospace and Information Systems group, represented by the Dow Jones Aerospace and Defense Index. The two groups are weighted according to the relative annual revenues of the Company's Automotive and Aerospace and Information Systems businesses.



SUMMARY COMPENSATION TABLE

This table sets forth compensation paid to or accrued for the named executive officers in each of the last three calendar years.

| Name and Principal Position(1) | Year | Annual Compensation | | | Long-Term Compensation Awards | | All Other Compensation(5) |
		Salary	Bonus(2)	Other(3)	Restricted Stock Awards(4)($)	Securities Underlying Options(#)	
J. T. Gorman	2000	$1,366,154	$1,882,595	$ 93,218	$ —	500,000	$140,076
Chairman of the Board	1999	1,200,000	3,021,546	113,322	—	190,000	89,300
and Chief Executive	1998	1,202,788	1,644,508	108,349	—	190,000	98,419
Officer							
D. M. Cote(6)	2000	750,000	999,515	380,491	17,662,500	100,000	22,798
President and Chief	1999	106,731	—	—	5,850,000	500,000	3,297
Operating Officer							
J. C. Plant(7)	2000	522,041	532,834	348,311	1,437,500	40,000	3,175
Executive Vice President	1999	493,685	534,321	367,628	—	70,000	3,154
and General Manager,							
TRW Chassis Systems							
P. A. Odeen	2000	519,231	503,883	—	—	25,000	41,429
Executive Vice President,	1999	480,770	728,575	—	—	0	27,555
Washington Operations	1998	517,337	324,000	—	—	100,000	11,422
H. V. Knicely	2000	454,615	526,597	—	—	80,000	47,561
Executive Vice President,	1999	390,000	881,412	—	—	35,000	30,860
Human Resources and	1998	390,189	492,288	50,315	—	35,000	39,524
Communications							

(1) The titles of the executive officers reported in the Summary Compensation Table reflect the principal positions held by these executives through February 1, 2001. On that date, Mr. Cote assumed the position of Chief Executive Officer.

(2) The dollar amounts included in this column are comprised of the (a) yearly performance bonus which is paid in February of the year following the year to which it relates and (b) amounts earned pursuant to the Company's strategic incentive grants under TRW's Long-Term Incentive Plans. The strategic incentive grants are multi-year grants, pursuant to which annual payments are made based on goals established at the time of grant, as described under ''Compensation of Executive Officers – Long-Term Compensation.'' However, in accordance with the regulations of the Securities and Exchange Commission, the strategic incentive grant payouts are deemed annual compensation and are consequently disclosed under the ''Bonus'' column of the Summary Compensation Table.

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The amounts set forth in the ''Bonus'' column for 2000, 1999 and 1998 include the following amounts attributable to the yearly performance bonus and strategic incentive grant (''SIG'') payouts:

Name	2000		1999		1998	
	Performance Bonus	SIG	Performance Bonus	SIG	Performance Bonus	SIG
J. T. Gorman	$1,462,800	$419,795	$1,867,200	$1,154,346	$790,800	$853,708
D. M. Cote	660,000	339,515	0	0	—	—
J. C. Plant	463,918	68,916	534,321	0	—	—
P. A. Odeen	356,000	147,883	587,500	141,075	213,500	110,500
H. V. Knicely	390,000	136,597	505,800	375,612	214,500	277,788

Payments under the strategic incentive grants for 1998, 1999 and 2000 were made in cash. The payments in 1998 and 1999 were based on the number of performance units paid out and the fair market value of TRW Common Stock on the date the Compensation Committee determined the number of performance units to be paid. The payments in 2000 were based on the number of performance units paid out and the average of the high and low sales prices per share of TRW Common Stock on the New York Stock Exchange for each trading day in the months of December 2000 and January 2001.

(3) The Other Annual Compensation reported includes the following: Mr. Gorman (2000) — $51,517 (personal use of Company aircraft), (1999) — $70,798 (personal use of Company aircraft), (1998) — $30,543 (personal use of Company aircraft), $30,896 (automobile allowance) and $27,417 (club dues); Mr. Cote (2000) — $111,270 (club dues) and $180,391 (relocation expenses); Mr. Plant (2000) — $133,333 (expatriate housing allowance), (1999) — $133,333 (expatriate housing allowance) and $102,679 (club dues); and Mr. Knicely (1998) — $25,121 (club dues) and $13,490 (automobile allowance).

(4) The values reported in the Summary Compensation Table for restricted stock were calculated by multiplying the number of shares awarded by the closing price per share of TRW Common Stock on the New York Stock Exchange on the date of grant. Mr. Cote was awarded 300,000 shares of restricted stock on April 27, 2000 and 130,000 shares of restricted stock on November 11, 1999. The closing prices on those dates were $58.875 and $45.00 per share, respectively. Mr. Plant was awarded 25,000 shares of restricted stock on April 26, 2000. The closing price per share of TRW Common Stock on that date was $57.50.

The total number of restricted shares of TRW Common Stock held by each of the named executive officers and their respective values at December 31, 2000, based on the closing price per share of TRW Common Stock on the New York Stock Exchange on December 29, 2000, of $38.75 were: Mr. Gorman — none; Mr. Cote — 430,000 shares with an aggregate value of $16,662,500; Mr. Plant — 25,000 shares with an aggregate value of $968,750; Mr. Odeen — none; and Mr. Knicely — none.

Subject to the risk of forfeiture in the event that the officer's employment is terminated for any reason other than his death or disability for a period of more than 12 months prior to the applicable vesting dates, each of the officers is entitled to all the rights of ownership of fully paid and nonassessable shares of TRW Common Stock, including voting and dividend rights, beginning on the date of issuance of the restricted shares.

The restricted stock award of 130,000 shares granted to Mr. Cote in 1999 vests in three equal annual installments, beginning January 1, 2001, subject to the achievement in the prior year of the threshold performance goals on which yearly performance bonuses are based. The restricted stock award of 300,000 shares granted to Mr. Cote in 2000 will vest on his 60th birthday. The restricted stock award of 25,000 shares granted to Mr. Plant in 2000 will vest in two installments, with the restrictions on 40 percent of the shares lapsing on the fourth anniversary of the grant date and the restrictions on the remaining 60 percent of the shares lapsing on Mr. Plant's 60th birthday. The restricted stock awards to Messrs. Cote and Plant will vest immediately upon a change in control of the Company.

(5) Amounts disclosed in this column reflect the following Company matching contributions on behalf of the named executives with regard to The TRW Employee Stock Ownership and Savings Plan and other nonqualified plans, imputed life insurance costs and the premium paid by the Company with respect to

split-dollar life insurance agreements. Also included in this column is the net excess cost of $3,175 on behalf of each named executive in connection with an executive health insurance plan.

	Stock Savings Plan and Other Nonqualified Plans	Imputed Life Insurance	Split Dollar Life Insurance
J. T. Gorman	$97,001	$23,554	$16,347
D. M. Cote	19,038	585	0
J. C. Plant	0	0	0
P. A. Odeen	33,202	5,052	0
H. V. Knicely	28,812	8,747	6,826

(6) Mr. Cote joined the Company and became an executive officer in November 1999.

(7) Mr. Plant became an executive officer of the Company following the Company's acquisition of Lucas-Varity plc in March 1999. The 1999 compensation reported for Mr. Plant includes all compensation paid to him in that year, including compensation paid by LucasVarity prior to the acquisition. Mr. Plant's compensation for 1999 was not adjusted as a result of the acquisition.

<p style="text-align:center">STOCK OPTION GRANTS IN 2000</p>

The following table sets forth information concerning the grant of stock options to the named executive officers in 2000.

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price(1)	Expiration Date	Grant Date Present Value(2)
J. T. Gorman	500,000	8.7%	$42.75	2/14/2010	$5,955,000
D. M. Cote	100,000	1.7%	42.75	2/14/2010	1,191,000
J. C. Plant	40,000	0.7%	42.75	2/14/2010	476,400
P. A. Odeen	25,000	0.4%	42.75	2/14/2010	297,750
H. V. Knicely	80,000	1.4%	42.75	2/14/2010	952,800

(1) The options were granted pursuant to the 1997 TRW Long-Term Incentive Plan at the fair market value of TRW Common Stock on February 15, 2000. The options have 10-year terms and become exercisable in equal annual increments over a three-year period. Vesting of the options is accelerated by the occurrence of a change in control (see ''Other Compensation Arrangements''), termination of employment due to death or disability for a period of more than 12 months or, on or after the first anniversary of the grant date, (a) the executive officer's retirement at age 60 or over or (b) a divestiture of the business or product line in which the executive officer is employed provided he is then age 60 or over and eligible for retirement. Vested options must generally be exercised within three months of termination of employment unless termination is the result of the executive officer's death or disability or his retirement or involuntary termination at age 55 or over. In each of those cases, the executive officer will have the remainder of the 10-year term of the option in which to exercise vested options. In the event of a change in control, unexercised purchase rights will continue for the remainder of the 10-year term of the option. Finally, if an executive officer's employment terminates due to a divestiture of the business or product line in which he is employed, his unexercised purchase rights will terminate 12 months after the date on which his employment terminates. The options are transferable to immediate family members.

(2) The grant date present value was calculated using the Black-Scholes valuation model, assuming a volatility rate of 27 percent, a risk-free rate of return of 5.83 percent, a dividend yield of 2.61 percent and a projected time of exercise of six years. The Company estimates the projected risk of forfeiture to be 17 percent. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of TRW Common Stock relative to the exercise price per share of the stock option at the time of exercise. There is no assurance that the hypothetical grant date present values of the stock options reflected in this table will actually be realized.

STOCK OPTION EXERCISES IN 2000
AND YEAR-END OPTION VALUES

This table shows the number and value of stock options exercised by the named executive officers in 2000 and the value of in-the-money options held by those individuals on December 31, 2000. The value realized on exercised options is based on the difference between the exercise price for the options and the fair market value of TRW Common Stock on the date of exercise. The value of unexercised stock options is based on the difference between the exercise price of the options and the closing price per share of TRW Common Stock on December 31, 2000 of $38.75.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. T. Gorman	70,000	$1,343,125	1,059,999	690,001	$5,624,650	$ 0
D. M. Cote	0	N/A	166,666	433,334	0	0
J. C. Plant	0	N/A	23,333	86,667	0	0
P. A. Odeen	0	N/A	66,666	58,334	0	0
H. V. Knicely	40,000	1,430,625	131,999	115,001	233,330	0

PENSION PLAN INFORMATION

The following table shows the approximate annual pension benefits payable under the Company's qualified and nonqualified supplemental plans to Messrs. Gorman, Cote, Odeen and Knicely.

Average Compensation	15 Years	20 Years	25 Years	30 Years	35 Years
$ 200,000	$ 45,000	$ 60,000	$ 75,000	$ 90,000	$ 105,000
400,000	90,000	120,000	150,000	180,000	210,000
600,000	135,000	180,000	225,000	270,000	315,000
800,000	180,000	240,000	300,000	360,000	420,000
1,000,000	225,000	300,000	375,000	450,000	525,000
1,200,000	270,000	360,000	450,000	540,000	630,000
1,400,000	315,000	420,000	525,000	630,000	735,000
1,600,000	360,000	480,000	600,000	720,000	840,000
1,800,000	405,000	540,000	675,000	810,000	945,000
2,000,000	450,000	600,000	750,000	900,000	1,050,000
2,200,000	495,000	660,000	825,000	990,000	1,155,000
2,400,000	540,000	720,000	900,000	1,080,000	1,260,000
2,600,000	585,000	780,000	975,000	1,170,000	1,365,000

Compensation covered for a particular year is the actual amount of salary shown in the Summary Compensation Table for that year plus the performance bonus shown in footnote (2) to the Table for the preceding year. Average compensation is the average of the highest five consecutive calendar years of covered compensation. The estimated pension benefits assume payments in the form of a single life annuity following retirement on or after age 60. Retirement benefits are reduced after the retiree reaches age 62 to reflect Social Security benefits.

The following table shows the approximate annual pension benefits payable under the Company's qualified and nonqualified supplemental plans to Mr. Plant, a participant in the Company's plans applicable to senior management employees located in the United Kingdom.

Final Compensation	15 Years	20 Years	25 Years	30 Years	35 Years
$ 200,000	$ 100,000	$ 133,333	$ 133,333	$ 133,333	$ 133,333
400,000	200,000	266,667	266,667	266,667	266,667
600,000	300,000	400,000	400,000	400,000	400,000
800,000	400,000	533,333	533,333	533,333	533,333
1,000,000	500,000	666,667	666,667	666,667	666,667
1,200,000	600,000	800,000	800,000	800,000	800,000
1,400,000	700,000	933,333	933,333	933,333	933,333
1,600,000	800,000	1,066,667	1,066,667	1,066,667	1,066,667
1,800,000	900,000	1,200,000	1,200,000	1,200,000	1,200,000
2,000,000	1,000,000	1,333,333	1,333,333	1,333,333	1,333,333

Compensation covered for a particular year is the actual amount of salary shown in the Summary Compensation Table for that year plus the performance bonus shown in footnote (2) to the Table for the preceding year, subject to a cap of 10 percent of his salary. This bonus amount is referred to as his pensionable bonus. Final compensation is his salary over the 12 months prior to retirement plus the average of his pensionable bonus for the last five years prior to retirement. As a result of the 10 percent cap for calculating the pensionable bonus, Mr. Plant's current covered compensation for pension purposes is $561,451, which is substantially less than the annual compensation reported in the Summary Compensation Table.

The estimated pension benefits reflect an annual payment amount assuming payments are made to Mr. Plant on a monthly basis following retirement on or after age 57½. Mr. Plant's pension benefits will not be reduced as a result of any state benefits to which he may be entitled.

The years of service completed by the named executive officers are as follows: J. T. Gorman (age 63) — 33 years of service; D. M. Cote (age 48) — one year of service; J. C. Plant (age 47) — 23 years of service; P. A. Odeen (age 65) — 10 years of service; H. V. Knicely (age 65) — 21 years of service.

OTHER COMPENSATION ARRANGEMENTS

The Company has entered into agreements designed generally to assure continued management in the event of a change in control of the Company with each of the named executive officers. The agreements provide that, following a change in control, the Company will employ the officer until the earlier of the officer's death, his or her attaining age 65 or the expiration of the third anniversary of the change in control (the ''Employment Period''). During the Employment Period, the officer will be entitled to receive an annual base salary and to continue participation in employee benefit plans at levels not less than those in effect prior to the change in control. The incentive portion of the officer's compensation will equal the highest incentive award paid to the officer for any of the three calendar years preceding the change in control. If the officer's employment were to be terminated by the Company during the Employment Period for reasons other than disability or cause, or by the officer for reasons relating to changed circumstances or during the 60-day period immediately following the first anniversary of the occurrence of a change in control, the officer would be entitled to receive a severance payment equal to the net present value of (a) the salary and incentive pay that the officer would have received under the

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agreement for the remainder of the Employment Period or two years, whichever is longer (the "Remaining Period"), and (b) the employee benefits (other than employee welfare benefits and stock options and similar compensatory benefits) that the officer would have received for the Remaining Period, including under the Company's retirement plans, assuming vesting. The Company would also provide the officer with health insurance and similar welfare benefits for the Remaining Period, subject to reduction for comparable welfare benefits received in subsequent employment. If any payments to the officer are determined to be "excess parachute payments" under the Internal Revenue Code, the officer would be entitled to receive an additional payment (net of income taxes) to compensate the officer for the excise tax imposed by the Internal Revenue Code on such payments. The agreements also provide that the Company will reimburse the officer for his or her costs to enforce the agreement.

The terms of the employment continuation agreement with John Plant, Executive Vice President and General Manager, TRW Chassis Systems, vary from the terms described above in the following respects. First, the Company and Mr. Plant have agreed that, for purposes of calculating the severance payment to which he would be entitled upon termination following a change in control, the value of the employee benefits that he would have received for the Remaining Period is equal to 15 percent of Mr. Plant's base salary and target incentive pay as of the date of his termination. Further, in light of this payment, the Company will not be obligated to continue to provide welfare benefits for the Remaining Period. Finally, as Mr. Plant is covered by a different pension plan than the other executive officers, the agreement has been modified slightly to tailor Mr. Plant's pension protection rights. Under the agreement, if following a change in control Mr. Plant is terminated and that termination occurs on or before the date on which he becomes eligible for a Company-requested early retirement under the TRW Pension Scheme, the Company will pay Mr. Plant a pension equal to the benefit he would have received had he continued to be employed by the Company until the date upon which he would have become eligible for a Company-requested early retirement. If following a change in control Mr. Plant is terminated, but that termination occurs after he becomes eligible for a Company-requested early retirement, then Mr. Plant will receive a pension benefit equal to the amount he would then be entitled to receive, assuming that his employment with the Company had continued for the Remaining Period and that his age was increased by an amount equal to the Remaining Period.

The Company has established a trust related to the funding of payments that the Company would be required to make under the agreements described above upon a change in control. Under the terms of the trust, upon a potential change in control, the Company is required to fund the trust with amounts sufficient to fund the Company's obligations under the agreements. For purposes of the trust, a potential change in control occurs if any of the following events occur: (a) the Company enters into a letter of intent, agreement in principle or other agreement, the consummation of which would result in a change in control, as defined in the agreements, (b) any person, including the Company, makes a public announcement stating a present intention to take actions that, if consummated, would constitute a change in control or (c) any person, other than the Company or its benefit plans, is or becomes the beneficial owner of 15 percent or more of the combined voting power of the voting stock of the Company. The trust is revocable at the option of the Company until a change in control occurs. The trust is irrevocable after a change in control occurs.

The Company also has entered into split-dollar life insurance agreements with certain key executive officers. Under the split-dollar agreements, the Company owns, and pays the premiums on, the life insurance policies and the executive has the right to designate a beneficiary to receive a fixed portion of the policy death benefit. The balance of the death benefit will be payable to the Company as a recovery of its investment. Upon a change in control, ownership of the policies will transfer to an irrevocable trust, and the Company will be required to fund the trust with sufficient assets to pay future premiums on the policies.

For purposes of the agreements, as well as the Company's stock option grants, a change in control is defined as a change occurring (a) by virtue of certain mergers or consolidations or sale or transfer of assets by the Company to another corporation or (b) by virtue of a change in the majority of the Directors of the Company during any two-year period unless the election of each new Director was approved by a two-thirds vote of the Directors in office at the beginning of such period or (c) through the acquisition of shares representing 20 percent or more of the voting power of the Company other than acquisitions by the Company, a subsidiary of the Company or a Company-sponsored employee benefit plan or (d) through any other change in control reported in any filing with the Securities and Exchange Commission.

Joseph T. Gorman: In connection with the resignation of Joseph T. Gorman as Chief Executive Officer of the Company on February 1, 2001, and his anticipated resignation from the Company's Board of Directors on July 31, 2001, the Company entered into a letter agreement defining the terms and conditions of Mr. Gorman's retirement. Mr. Gorman will retire from the Company effective April 2, 2001. On that date, the Company will make a single lump sum payment to Mr. Gorman in the amount of $4,136,000 to compensate him for the amounts he would have earned and other benefits he would have been entitled to receive had he retired from the Company eighteen (18) months later at the normal retirement age of 65.

In February 2002, the Company will pay Mr. Gorman an amount under TRW's Operational Incentive Plan based on actual performance under that Plan for the 2001 calendar year. In February 2003, the Company will make a payment to Mr. Gorman representing a prorated OIP payout for the period January 1, 2002 through September 30, 2002, based on target performance under the Plan for calendar year 2002. Mr. Gorman's payout for target performance under the Plan is equal to 90 percent of his base salary. These payments are being made in a manner similar to those made to other senior executive officers leaving the Company in recent years.

Under the agreement, the Company has also agreed to provide certain benefits for Mr. Gorman following his retirement. The Company will make all COBRA premium payments necessary to continue Mr. Gorman's medical benefits in the Company's Executive Health Plan through September 2002. Further, through October 2002, the Company will provide Mr. Gorman with the full-time support of an administrative assistant. Finally, on April 2, 2001, Mr. Gorman's company car will be given to him, subject to imputation of income for the fair market value of the car.

Finally, the agreement provides that Mr. Gorman will serve as a consultant to the Company for a period of two years beginning April 2, 2001, subject to the terms of a consulting agreement. The consulting agreement provides for payment of an annual fee of $200,000, to be paid in monthly installments beginning April 2, 2001, as compensation for Mr. Gorman's services, plus reimbursement of all reasonable travel and other out-of-pocket expenses incurred by Mr. Gorman in performing services under the consulting agreement. Mr. Gorman is obligated to provide consulting services to the Chief Executive Officer of the Company as requested from time to time, but will not be required to devote more than 10 percent of his time in any one year to such services. The consulting agreement between the Company and Mr. Gorman is subject to standard terms and conditions regarding the use and disclosure of confidential information and the prohibition on the provision of services to certain of the Company's competitors.

David M. Cote: In November 1999, the Company entered into an employment agreement with David M. Cote, pursuant to which he assumed the position of President and Chief Operating Officer and was elected as a Director of the Company. This agreement was amended and restated in February 2001, in connection with Mr. Cote's election as Chief Executive Officer of the Company.

The agreement provides for an annual base salary of $750,000 per year through calendar year 2000 and annual increases thereafter at the discretion of the Directors. For the year 2000, Mr. Cote's target yearly performance bonus was 70 percent of his base salary, with a minimum bonus of $525,000. Commencing in 2001, Mr. Cote's target yearly performance bonus will be set at 90 percent of his base salary. Mr. Cote is also entitled to participate in the Company's strategic incentive program (described on page 18 of this proxy statement), with a target grant of 15,000 performance units of TRW Common Stock for the year 2000.

Pursuant to the agreement, Mr. Cote was granted an option to purchase 500,000 shares of TRW Common Stock upon joining the Company in November 1999. The option becomes exercisable in equal annual increments over a three-year period, with an exercise price equal to the fair market value of TRW Common Stock on the date of the grant. In November 1999, Mr. Cote was also issued 130,000 restricted shares of TRW Common Stock (''Performance-Based Restricted Stock'') that vest in three equal annual installments beginning on January 1, 2001, subject to the achievement in the prior year of the threshold performance goals on which yearly performance bonuses are based. In addition, in April 2000, the Company issued to Mr. Cote 300,000 restricted shares of TRW Common Stock (''Long-Term Restricted Stock'' and together with the Performance-Based Restricted Stock, the ''Restricted Stock''). If the shares of Performance-Based Restricted Stock do not vest as a result of non-achievement of the threshold performance criteria, the grant will be replaced by cash of comparable value. The Long-Term Restricted Stock grant will vest on Mr. Cote's 60th birthday. Mr. Cote received a cash payment equal to the dividend payment on 300,000 shares of TRW Common Stock on each of the dates between November 11, 1999 and April 27, 2000 that the Company paid a common stock dividend. Mr. Cote will forfeit any unvested Restricted Stock in the event of a voluntary or an involuntary termination of employment. All transferability and forfeiture restrictions on these shares will lapse upon Mr. Cote's death or disability. In addition, in the event of a change in control, all restrictions on Restricted Stock will lapse.

In addition to his participation in TRW benefit plans, the agreement provides Mr. Cote a supplemental retirement benefit of $450,000 per year, commencing at the later to occur of (a) Mr. Cote's termination of employment from the Company and (b) his attaining age 60, subject to earlier forfeiture.

If TRW terminates Mr. Cote's employment for ''cause,'' (as defined in the agreement), or if he voluntarily terminates his employment on his own initiative, other than a termination due to death, disability, or a ''constructive termination without cause'' (as defined in the agreement), he will be entitled to his base salary through the date of termination. In that event, all outstanding options which are not then exercisable, all unvested Restricted Stock, and any other long-term incentive grant will be forfeited.

If, after February 1, 2001, the Company terminates Mr. Cote's employment without ''cause'' or there is a ''constructive termination without cause,'' the Company will be obligated to pay Mr. Cote his base salary for a period of twenty-four months, a pro rata yearly performance bonus for the year of the termination, and yearly performance bonuses equal to the target bonus for a period of twenty-four months following the date of termination. Any other long-term incentives will be payable in accordance with the applicable plan. Exercisable options will remain exercisable for three months if such a termination occurs before Mr. Cote reaches age 55, and through the end of the originally scheduled term if such a termination occurs after Mr. Cote reaches age 55. In the event of such a termination, unvested Restricted Stock will be forfeited.

If there is a change in control of TRW, Mr. Cote's entitlements relating to a change in control will be governed by his employment continuation agreement with the Company and the terms of any stock awards described above. In no event will any payments or benefits due to Mr. Cote pursuant to his employment continuation agreement be duplicated under his employment agreement.

John C. Plant: The Company also has an employment agreement with John C. Plant, Executive Vice President and General Manager of the Company's Chassis Systems business. The agreement provides for payment of a salary and optional bonus determined by the Board of Directors in their discretion, as well as the provision of additional benefits as may be agreed upon between the Company and Mr. Plant. The agreement further provides for full payment during any period of absence from work due to sickness or injury not exceeding 240 days during any two-year period, subject to certain conditions.

Pursuant to a supplemental agreement regarding Mr. Plant's expatriate assignment, Mr. Plant is also entitled to: a foreign service incentive equal to 10 percent of his home base salary; a goods and services differential to compensate him for the higher cost of living in Michigan compared to the United Kingdom, if any; a housing allowance so long as he maintains a home in the United Kingdom; a car allowance; educational assistance to cover the excess costs necessary to obtain suitable education for Mr. Plant's children in the United States over and above the cost of an equivalent education in the United Kingdom (subject to a maximum level of assistance of 50 percent of the U.S. costs); airfare for Mr. Plant and his family to return to the United Kingdom once per year at business class or twice per year at economy class; the cost of tax counseling services for Mr. Plant with respect to income arising out of his employment with the Company; and a financial counseling allowance.

The Company has the right to terminate Mr. Plant's employment for any reason upon at least two years' notice in writing (or with pay in lieu of such notice) and Mr. Plant may terminate his employment with the Company upon at least six months' notice in writing. Under certain conditions (including in the event of mental illness of Mr. Plant, his inability to perform his duties by reason of health, accident or otherwise for a consecutive period of 240 working days, serious misconduct that may objectively be considered prejudicial to the Company's interests, the criminal conviction of Mr. Plant resulting in a term of imprisonment, bankruptcy of Mr. Plant or a serious or repeated breach by Mr. Plant of his obligations under the agreement), the Company may terminate Mr. Plant's employment for cause without notice.

If Mr. Plant is terminated without cause and without the two years' notice described above, the Company has agreed to pay Mr. Plant within five business days of his termination a payment in lieu of notice equal to two times (or such lower multiplier as is appropriate to take into account the unexpired period of notice) the sum of the following amounts: (a) Mr. Plant's gross base annual salary; (b) 15 percent of Mr. Plant's base salary on termination as compensation for all other remunerations or benefits; (c) the gross amount of the bonus, if any, paid or payable to Mr. Plant in respect of the Company's most recently completed fiscal year, as compensation for the loss of bonuses; and (d) a pension entitlement equal to the amount by which the notional pension exceeds the actual pension. For this purpose, the actual pension is the amount of the deferred pension to which Mr. Plant is entitled at the termination date, payable beginning at normal pension age under the TRW Pension Scheme. The notional pension is the amount of the deferred pension, payable beginning at normal pension age under the TRW Pension Scheme, to which Mr. Plant would have been entitled if the Company had terminated his employment two years after the termination date (or at the end of any unexpired period of notice), but calculating the deferred pension on the basis of Mr. Plant's final pensionable earnings at the termination date.

Additionally, the Company has agreed that if Mr. Plant is terminated by the Company without cause at any time prior to August 31, 2001, he will receive additional annual pension payments equal to one-half of the difference between (x) the age 50 benefit payable from the TRW Pension Scheme that he would have received had he remained employed until August 31, 2003 and retired at the Company's request and (y) the age 50 pension benefit he can receive from the TRW Pension Scheme based on his termination date. This payment will commence when Mr. Plant reaches age 50 and will continue until his death, at which time 50 percent of the annual payment will continue to be made to Mr. Plant's spouse for her lifetime should he predecease her.

Under the agreement, Mr. Plant has agreed, both during and following termination of his employment with the Company, not to disclose or make use of any trade secrets or confidential information relating to the Company or its subsidiaries, except in the proper performance of his duties. Mr. Plant has further agreed not to compete with the Company with respect to certain of the Company's goods and services for a period of 12 months following the termination of his employment. Finally, under the agreement, any intellectual property right invented, developed, created or acquired by Mr. Plant during the term of the agreement which relates to or is useful in connection with the Company's business will become the property of the Company without any payment to Mr. Plant.

REPORT OF THE AUDIT COMMITTEE

The role of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting processes. The Board of Directors, in its business judgment, has determined that all members of the Committee are ''independent'', as required by applicable listing standards of the New York Stock Exchange. The Committee operates pursuant to a Charter, a copy of which is attached to this proxy statement as Appendix A. As set forth in the Charter, management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, and maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out a proper audit of the Company's annual financial statements and expressing an opinion as to the fairness of the financial statements in conformity with generally accepted accounting principles.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the independent auditors. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect. The Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and written confirmations with respect to non-audit services provided by the auditors. Finally, the Committee has considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining the auditors' independence and has discussed with the auditors the auditors' independence.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

BY: THE TRW INC. AUDIT COMMITTEE

Robert M. Gates, Chair	Karen N. Horn
Michael H. Armacost	John D. Ong

PROPOSAL 2: RATIFICATION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS

Services of Independent Auditors for 2000

Ernst & Young LLP served as the Company's independent auditors for the fiscal year ended December 31, 2000. In addition to the engagement to audit the Company's annual financial statements and to review the financial statements included in the Company's quarterly reports on Form 10-Q, Ernst & Young was also engaged by the Company during 2000 to perform certain non-audit services. The aggregate fees billed by Ernst & Young for these services for the fiscal year ended December 31, 2000 were:

Audit Fees	Financial Information Systems Design and Implementation Fees	All Other Fees*
$2.3 Million	—	$5.4 Million

* All other fees include fees for audit-related services of $2.4 million, fees for tax services of $2.8 million and fees for other services of $0.2 million. Audit related services include statutory audits, acquisition and disposition audits, accounting consultation and assistance, audits of employee benefit plans and SEC registration statements.

Appointment of Independent Auditors for 2001

Upon the recommendation of the Audit Committee, the accounting firm of Ernst & Young LLP has been appointed by the Directors, subject to your ratification, to continue to serve as the Company's independent auditors for the fiscal year ending December 31, 2001. Ernst & Young has been serving the Company in this capacity for a number of years and is considered to be highly qualified. Representatives of Ernst & Young are expected to be present at the annual meeting to respond to any shareholder questions and will have an opportunity to make a statement at the meeting if they desire to do so.

Your Board recommends a vote FOR this proposal. Shares represented by proxy will be voted FOR this proposal unless you specify otherwise on your proxy card.

OTHER INFORMATION

Outstanding Securities

To the knowledge of the Company, except as set forth below, no person beneficially owns more than five percent of any class of the Company's voting stock. The following table presents information as of December 31, 2000 derived from Schedules 13G filed with the Securities and Exchange Commission by persons beneficially owning more than five percent of TRW Common Stock:

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)	Percent of Class
The TRW Employee Stock Ownership and Savings Plan 1900 Richmond Road Cleveland, Ohio 44124	21,447,358(2)	17.3%
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	7,995,000(3)	6.4%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	6,253,739(4)	5.1%
Institutional Capital Corporation 225 West Wacker Drive, Suite 2400 Chicago, Illinois 60606	6,226,496(5)	5.1%

(1) Each beneficial owner listed in the table certified in its Schedule 13G that, to the best of its knowledge and belief, the TRW Common Stock beneficially owned by it was acquired in the ordinary course of business and not for the purpose of changing or influencing control of the Company.

(2) Putnam Fiduciary Trust Company (''Putnam''), One Post Office Square, Boston, Massachusetts 02109, served as trustee of The TRW Employee Stock Ownership and Savings Plan during 2000. Putnam disclaims beneficial ownership of the shares, as it does not retain discretionary authority to buy, sell or vote the securities. The TRW Employee Stock Ownership and Savings Plan reported shared voting and dispositive power over all the shares beneficially owned.

(3) Capital Research and Management Company (''Capital Research'') filed Amendment No. 2 to its Statement of Beneficial Ownership on Schedule 13G on February 12, 2001, reporting beneficial ownership of 7,995,000 shares of Common Stock of TRW Inc. Of these shares, Capital Research reported that it has sole dispositive power over 7,995,000 shares and voting power over no shares. Capital Research is deemed to be the beneficial owner of these shares as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940. Capital Research disclaims beneficial ownership of all 7,995,000 shares.

(4) FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson jointly filed Amendment No. 2 to their Statement of Beneficial Ownership on Schedule 13G on February 14, 2001, reporting beneficial ownership of 6,253,739 shares of Common Stock of TRW Inc. Of the total amount held by FMR Corp., 5,218,340 shares are beneficially owned by Fidelity Management & Research Company (''FMRC'') as a result of FMRC's acting as investment adviser to various investment companies registered under the Investment Company Act of 1940, 619,239 shares are beneficially owned by Fidelity Management Trust Company (''FMTC'') as a result of its serving as investment manager of institutional accounts and 416,160 shares are beneficially owned by Fidelity International Limited (''FIL''). FMRC and FMTC are wholly-owned subsidiaries of FMR Corp. FIL is 39.89 percent owned by a partnership controlled by the controlling group of FMR Corp. FMR Corp. (through its control of FMTC) has sole power to vote 609,939 shares and sole dispositive power over 619,239 shares. FMR Corp. has no voting power over 9,300 shares owned by the institutional accounts managed by FMTC. FMR Corp. (through its control of

FMRC) has sole dispositive power over an additional 5,218,340 shares. The sole voting power of such 5,218,340 shares resides with the Boards of Trustees of the Fidelity Funds. FIL has sole power to vote and the sole power to dispose of 416,160 shares. Edward C. Johnson 3d and Abigail P. Johnson are control persons of FMR Corp. Robert M. Gates, a TRW Director, is a trustee of The Fidelity Funds.

(5) Institutional Capital Corporation ("ICC"), an investment adviser registered under the Investment Advisers Act of 1940, and Robert H. Lyon, President of ICC and beneficial owner of 51 percent of ICC's outstanding securities, jointly filed a Statement of Beneficial Ownership on Schedule 13G on February 12, 2001, reporting beneficial ownership of 6,226,496 shares of Common Stock of TRW Inc. Of these shares, ICC and Mr. Lyon reported sole dispositive power over 6,226,496 shares and sole voting power over 5,952,946 shares, as a result of ICC having been granted discretionary dispositive power over its clients' securities and, in some instances, voting power as well. Robert H. Lyon could be deemed to have voting and/or investment power with respect to the shares beneficially owned by ICC as a result of his position with and ownership of securities of ICC. ICC and Mr. Lyon each disclaim beneficial ownership of all 6,226,496 shares (except such shares, if any, as ICC holds for its own account or Mr. Lyon holds for his individual account).

Cumulative Voting

Any shareholder of the Company may exercise cumulative voting rights for the election of Directors (a) if the shareholder notifies the President, a Vice President or the Secretary of the Company in writing, not less than 48 hours before the time of the meeting, that cumulative voting is being requested, and (b) if an announcement of such request is made at the beginning of the meeting by the Chairman or Secretary of the Company or by or on behalf of the shareholder making the request. Cumulative voting allows each shareholder to cumulate his or her voting power by (a) casting his or her votes (the number of shares held multiplied by the number of Directors to be elected) for one nominee or by (b) distributing his or her votes among two or more nominees. The Company does not currently anticipate that cumulative voting will be requested at the annual meeting. Nevertheless, if cumulative voting is requested, the persons named in the proxy will vote cumulatively the shares represented by the proxy FOR such of the nominees as they may determine, unless specifically directed otherwise by the shareholder. Of course, no votes represented by proxy will be cumulated or cast for a nominee from whom the shareholder executing the proxy has specifically directed that such votes be withheld.

Other Business

The Company received a letter from a shareholder representative indicating his intention to ask for a vote at the annual meeting for the Company to enact, report and/or make disclosures with respect to the following matters: whether the Company's recommendation for voting on one or more proposals at the 2001 annual meeting of shareholders conflicts with the recommendations of key institutional investors and key independent proxy analysts; the attendance of Directors at annual meetings of shareholders and board and committee meetings in close proximity to the shareholder meetings; the time of the Company's annual meeting of shareholders; and the voting of employee-owned stock by trustees appointed by the Company. If any of these matters properly comes to a shareholder vote at the meeting, the holders of the proxies solicited by this proxy statement intend to exercise their discretion to vote against any request for reports on these matters and against modifying the Company's existing policies and practices on the matter to which the proposal relates.

The Directors do not know of any other matters that are to be presented for a vote at the meeting. If any other matter requiring a vote properly comes before the meeting, the holders of the proxies solicited by this proxy statement will vote your shares on that matter, in their discretion.

William B. Lawrence
Secretary

March 21, 2001

TRW Inc.

Audit Committee Charter

I. Purpose

The primary function of the Committee is to assist the Board of Directors in fulfilling its reasonable oversight of the Corporation's:

- Financial reporting processes, financial reports and other financial information;

- Internal and independent audit activities; and

- System of internal controls.

The function of the Audit Committee is oversight. The Committee shall have the authority to retain accountants, independent counsel and other advisors to assist it in carrying out its duties. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and reporting principles, policies, internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Internal audit is an independent function responsible for determining whether the system of internal controls in place throughout the Corporation provides reasonable assurance of the fairness of the consolidated financial statements, will safeguard the assets of the Corporation and provides control systems which are adequate to achieve financial/accounting requirements pertaining to government and other contracts. The outside auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and reviews of the Corporation's interim financial statements.

It is not the responsibility of the Committee to plan or conduct audits, to determine that the Corporation's financial statements are complete, accurate or in compliance with generally accepted accounting principles or to set auditor independence standards. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations as to any information technology, internal audit and other non-audit services provided by the external auditors to the Corporation.

II. Composition

The Committee shall be comprised of three or more independent directors as determined by the Board. The Board defines an ''independent Director'' as any Director who is not a current or former member of management and is free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall be financially literate, having a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise.

The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is appointed by the Board of Directors, the members of the Committee may designate a Chair.

III. Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet at least annually with management, the outside auditors and the internal auditors in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

IV. Responsibilities and Duties

To fulfill its oversight responsibilities and duties, the Committee shall perform any activities consistent with this Charter, the Corporation's Regulations and governing law, as the Committee or the Board deems necessary or appropriate and shall:

1. Review and reassess this Charter at least annually and submit the Charter to the Board of Directors for approval.

2. Discuss with management and the outside auditors the Corporation's audited and quarterly financial statements prior to filing with the Securities and Exchange Commission and prior to the release of earnings. The Chair of the Committee may, if necessary, represent the entire Committee for purposes of the quarterly reviews.

3. Receive and discuss with management, the outside auditors and the internal auditors all reports regarding any significant changes to the Corporation's accounting principles, practices, policies and controls.

4. Receive reports by the outside auditors with respect to the expense accounts of the Chief Executive Officer.

5. Prepare a report or other disclosures for inclusion in the proxy statement as required by the Securities and Exchange Commission.

6. Report and make recommendations to the Directors from time to time with respect to the Committee's activities and determinations.

7. Review with management the Corporation's policies and practices with respect to legal and ethical compliance.

Outside Auditors

8. Recommend to the Board of Directors annually the selection of the outside auditors who shall be accountable to the Board of Directors and the Committee, considering their independence, evaluation of their services, and compensation for audit and non-audit services.

9. Ensure that the outside auditors prepare and deliver annually a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Independence Standards Board Standard No. 1 and addressing each non-audit service provided to the Corporation; discuss with the outside auditors all relationships or services disclosed in the statement that may impact their objectivity and independence; and recommend appropriate action to satisfy itself of the outside auditors' independence.

10. If applicable, consider whether the outside auditor's provision of information technology consulting services relating to financial information systems design and implementation and other non-audit services to the Corporation is compatible with maintaining the independence of the outside auditors.

11. Ensure that the outside auditors prepare and deliver annually a formal written statement of the fees billed for each category of service rendered by the outside auditors that is required to be publicly disclosed by the Corporation in accordance with the rules and regulations of the Securities and Exchange Commission.

12. Discuss with the outside auditors the nature and scope of their annual audit and review their opinion and recommendations.

13. Receive and discuss any reports or communications submitted to the Committee by the outside auditors required by or referred to in SAS 61.

14. Approve any proposed change of the outside auditors.

Internal Auditors

15. Discuss with the internal auditors the nature and scope of the Corporation's internal audit program and significant results of internal audits.

TRW Inc.
1900 Richmond Road
Cleveland OH 44124

VOTE BY TELEPHONE

Have your proxy card available when you
call the **Toll-Free number 1-800-250-9081**
using a touch-tone telephone. You will
be prompted to enter your Control Number
and then you can follow the simple
prompts that will be presented to you to
record your vote.

VOTE BY INTERNET

Have your proxy card available when you
access the website
http://www.votefast.com. You will be
prompted to enter your Control Number
and then you can follow the simple
prompts that will be presented to you to
record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy
card and return it in the **postage-paid
envelope** provided or return it to:
Corporate Election Services, PO Box
1150, Pittsburgh, PA 15230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call **Toll-Free** using a touch-tone telephone:	Access the Website and cast your vote:	Return your proxy in the postage-paid
1-800-250-9081	**http://www.votefast.com**	envelope provided.

Vote 24 hours a day, 7 days a week!
Your telephone or internet vote must be received by 11:59 p.m. Eastern Daylight
Time on April 24, 2001 to be counted in the final tabulation.

Your Control Number is:

-- Please fold and detach card at perforation before mailing. --

TRW INC.   **PROXY**

This proxy is solicited by the Directors of TRW Inc. for the Annual Meeting of
Shareholders to be held on April 25, 2001. The undersigned appoints J. T.
Gorman, D. M. Cote and W. B. Lawrence as proxies, each with the power to appoint
his substitute, and authorizes them to vote all the securities the undersigned
is entitled to vote at the Annual Meeting of Shareholders of TRW Inc. to be held
on Wednesday, April 25, 2001 at 8:30 a.m. in Lyndhurst, Ohio and any adjournment
thereof, in the manner specified on this proxy card and as fully as the
undersigned could do if personally present at the meeting. The proxies are also
authorized to vote at their discretion on all other matters properly brought
before the meeting.

This proxy also provides voting instructions to the fiduciaries under The TRW
Employee Stock Ownership and Savings Plan and under The TRW Canada Stock Savings
Plan (as applicable, with respect to Common Stock in such plans allocated to the
account of the undersigned) and directs the respective fiduciary to vote as
indicated on the other side of this card.

This proxy is solicited by the Directors of TRW Inc. pursuant to a separate
Notice of Annual Meeting and Proxy Statement, receipt of which is hereby
acknowledged.

Signature(s)

Signature(s)

Please sign exactly as your name or names appear hereon. If shares are held jointly, all joint owners should sign. When signing as executor, administrator, attorney, trustee or guardian, etc., please give your full title.

Date: _____ , 2001
      _____

YOUR VOTE IS IMPORTANT!

If you do not vote by telephone or Internet, please sign and date this proxy card and return it promptly in the enclosed postage-paid envelope, or otherwise to Corporate Election Services, PO Box 1150, Pittsburgh, PA 15230, so that your shares may be represented at the Meeting. If you vote by telephone or internet, it is not necessary to return this proxy card.

- **Please fold and detach card at perforation before mailing.** -

TRW INC. **PROXY**

This proxy is solicited on behalf of the Board of Directors of TRW Inc. This proxy will be voted as directed, but if no instructions are specified, this proxy will be voted with respect to registered shareholders, FOR Proposals 1 and 2 and with respect to participants in The TRW Employee Stock Ownership and Savings Plan and The TRW Canada Stock Savings Plan, at the discretion of the respective fiduciary for such plan. If any of the nominees are unavailable for election, this proxy will be voted FOR the remaining nominees and any other persons nominated by the Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

1. Election of Directors

Nominees: Michael H. Armacost George H. Heilmeier John D. Ong

[ ] **FOR** all nominees listed above (except as marked to the contrary below)	[ ] **WITHHOLD** authority to vote for all nominees listed above	[ ] **FOR** all except

To withhold authority to vote for any individual nominee, mark "FOR all except" and write that nominee's name on the line below.

----

2. Appointment of Independent Auditors

[ ] **FOR** [ ] **AGAINST** [ ] **ABSTAIN**

Individual voting instructions will be kept confidential in accordance with TRW Inc.'s Confidential Voting Policy.